Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges
March 31, 2008

	Three Months Ended		Six Months Ended
	March 31		March 31
	2008	2007	2008	2007
		(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$179,094	$175,588	$300,693	$308,795
Add:
Portion of rents representative of the interest factor	1,704	1,419	3,430	2,849
Interest on debt & amortization of debt expense	33,516	35,262	70,333	74,794

Income as adjusted	$214,314	$212,269	$374,456	$386,438

Fixed charges:
Interest on debt & amortization of debt expense (1)	$33,516	$35,262	$70,333	$74,794
Capitalized interest (2)	607	805	1,219	1,450
Rents	5,113	4,257	10,289	8,548
Portion of rents representative of the interest factor (3)	1,704	1,419	3,430	2,849

Fixed charges (1)+(2)+(3)	$35,827	$37,486	$74,982	$79,093

Ratio of earnings to fixed charges	5.98	5.66	4.99	4.89